Exhibit 99.3

SIGMA LITHIUM ANNOUNCES FILING OF CANADIAN BASE SHELF
PROSPECTUS AND U.S. SHELF REGISTRATION STATEMENT

VANCOUVER. December 3, 2021- Sigma Lithium Corporation (NASDAQ:SGML, TSXV:SGML) (“Sigma” or the “Company”), dedicated to powering the next generation of electric vehicle batteries with environmentally sustainable and high-purity lithium, is pleased to announce that it has filed a final short form base shelf prospectus (the "Prospectus") with the securities regulatory authorities in each of the provinces and territories of Canada, other than the province of Quebec, and a corresponding shelf registration statement on Form F-10 (the “Registration Statement”) with the United States Securities and Exchange Commission (the “SEC”) under the U.S./Canada Multijurisdictional Disclosure System.

“The base shelf prospectus provides Sigma with the financial flexibility to access capital markets in the next 25 months, as it advances its Grota do Cirilo Project towards production in 2022 and pursues growth opportunities resulting from the tremendous momentum experienced by the lithium industry,” said Ana Cabral-Gardner, co-CEO of Sigma.

Pursuant to the Prospectus and corresponding Registration Statement, Sigma may issue common shares, debt securities, subscription receipts or warrants, in amounts, at prices, and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement, for an aggregate offering amount of up to US$250 million during the 25-month period that the Prospectus remains effective. There is no certainty that any securities will be offered or sold under the Prospectus within the 25-month period.

No securities regulatory authority has either approved or disapproved the contents of this news release. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

ABOUT SIGMA LITHIUM

Headquartered in Vancouver, Sigma Lithium (NASDAQ:SGML, TSXV:SGML) is developing the largest hard rock lithium deposits in the Americas, located in its wholly owned Grota do Cirilo Project in Brazil, to participate in the rapidly expanding global supply chain of electric vehicles with environmentally sustainable battery grade lithium concentrate.  With a goal of net zero carbon emissions by 2024, the Company has adhered consistently to the highest standards of environmental, social and governance practices, established as part of its core purpose at inception in 2012. The Project will be powered by clean energy and the Company will use state-of-the art water recirculation circuits in its processing combined with dry stacking tailings management. For more information about Sigma Lithium, visit www.sigmalithiumresources.com.

FOR ADDITIONAL INFORMATION PLEASE CONTACT

SIGMA LITHIUM INVESTORS:

Daniel Abdo
(Sao Paulo) +55 11 2985-0089
daniel.abdo@sigmaca.com or ir@sigmaca.com

Vitor Ornelas
(Sao Paulo) +55 11 2985-0089
vitor.ornelas@sigmaca.com

SIGMA LITHIUM MEDIA CONTACTS:

Anthony Dovkants

(Brazil) +55 11 99686 806

anthony@prconsultingamericas.com

Colleen Robar

(United States) +1 313 207 5960

crobar@robarpr.com

SIGMA LITHIUM SOCIAL MEDIA:

LinkedIn:	@SigmaLithium
Instagram:	@sigmalithium
Twitter:	@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to the ability of the Company to complete offerings of its securities under its shelf offering documents, the ability of the Company to complete construction and commence commercial production within the targeted timing and projected budget, the ultimate duration, impact and severity of the COVID-19 pandemic (including its impact on financial markets and national and multinational economies generally, and its impact on the growth of the electric vehicle market and other impacts on the demand for lithium products), the general business and operational outlook of the Company, and other forward-looking information. All statements that address future plans, activities, events, or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; anticipated trends and effects in respect of the COVID-19 pandemic and post-pandemic; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to develop and achieve production at its mineral projects. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the Company may not develop its mineral projects into a commercial mining operation; the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.